OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@oromin.com

January 23, 2007	BY FEDEX & EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.

U.S.A. 20549-7010

Attention:

Karl Hiller

Branch Chief

Dear Sir:

Re:                   Annual Report on Form 20-F - Your File No. 0-30614

Thank you for your letter of January 11, 2007 respecting Oromin’s Annual Report on Form 20-F for the fiscal year ended February 28, 2006.

Pursuant to the Securities Exchange Act of 1934, as amended, please find enclosed two (2) marked copies of Oromin’s Draft Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended February 28, 2006 (the “Annual Report”) showing changes made.

Regarding your letter, containing comments which pertain to the Annual Report, and we hereby submit the following responses to those comments, considering them in the order in which they were presented in your letter.

Form 20F for the Fiscal Year Ended February 28, 2006

Operating and Financial Review and Prospects, page 39

Comment 1:

We note that you did not provide any specific disclosure of critical accounting estimates and assumptions that impact your reporting, though several areas, such as stock compensation, asset impairment and depreciation and depletion, would appear to warrant such disclosure.  Accordingly, please provide such disclosures, including a description of management’s use of judgements, estimates and assumptions.  Refer to FRR 501.14 for additional guidance.

Response 1:

We have added specific disclosure of critical accounting estimates and assumptions that impact our reporting at page 39 and following.

Controls and Procedures, page 64

Comment 2:

You state there were no significant changes in your internal controls subsequent to the date of their evaluation.  However, your representation and disclosure should not be restricted to significant changes, but rather should reflect any change identified in connection with your evaluation of disclosure controls and procedures.  Additionally, your representation regarding internal control changes should apply to the period covered by the annual report, not the period subsequent to the date of your evaluation.  Please amend your filing to comply with Item 15(d) of Form 20-F.

Response 2:

We have revised the disclosure accordingly.

Engineering Comments

General

Comment 3:

Please insert a small-scale map showing location and access to the property to comply with Instruction 1(a) to Item 4.D of Form 20-F.  Note that SEC’s EDGAR program now accepts digital maps, which should be included in your filings on EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900.  Please submit the map that you will include in your filing for review.

Response 3:

We have included on page 30 a small-scale map showing location and access to the property to comply with Instruction 1(a) to Item 4.D of Form 20-F.

Comment 4:

We note that you identify professionals who are responsible for the preparation of the technical information disclosed in your filing.  Tell us whether you obtained written consents from all such parties, concurring with the summary of their work contained in a document and agreeing to being named or characterized as an expert, prior to your report.  Please submit for review the consents you obtained and, if applicable, explain the circumstances under which you did not receive these consents.

Response 4:

A copy of Mr. Awmack’s written consent is enclosed herewith.

Information on the Company, page 19

Sabodala Property, Sénégal, page 29

Comment 5:

Please remove any mineral resource quantity estimates that do not comply with the SEC Industry Guide 7 or National Instrument 43-101.

Response 5:

We have removed any mineral resource quantity estimates that do not comply with the SEC Industry Guide 7 or National Instrument 43-101.

I trust you will find the foregoing to be in order.  Please do not hesitate to call me if you have any questions or comments regarding this filing.

Yours Truly,

OROMIN EXPLORATIONS LTD.

Signed “Chet Idziszek”

Chet Idziszek,

President

CI/ea

Encls.